Exhibit 1

**Primary Business Name: AQUA SECURITIES L.P.**

**BD Number: 47681**

**BD - AMENDMENT**

**04/09/2019**

## BD - DIRECT OWNERS/EXECUTIVE OFFICERS

Are there any indirect owners of the *applicant* required to be reported on Schedule B?

⊙ Yes ○ No

| Ownership Codes: | NA - less than 5% | B - 10% but less than 25% | D - 50% but less than 75% |
|---|---|---|---|
| | A - 5% but less than 10% | C - 25% but less than 50% | E - 75% or more |

| Full Legal Name | DE/FE/I | Title or Status | Date Acquired | Own. Code | Control Person | PR | CRD #(or S.S.No., IRS Tax #, Emp. ID) |
|---|---|---|---|---|---|---|---|
| ANZALONE, THOMAS JOSEPH | I | CHIEF OPERATIONS OFFICER/PRINCIPAL OPERATIONS OFFICER | 06/2007 | NA | N | N | 1161513 |
| AQUA SECURITIES HOLDINGS LLC | DE | PARTNER | 05/2007 | NA | N | N | 26-0153407 |
| BGC PARTNERS, L.P. | DE | PARTNER | 04/2008 | C | Y | N | 20-1036951 |
| BISGAY, STEVEN | I | CHIEF FINANCIAL OFFICER/PRINCIPAL FINANCIAL OFFICER | 04/2015 | NA | Y | N | 4424156 |
| CANTOR FITZGERALD SECURITIES | DE | PARTNER | 05/2007 | D | Y | N | 13-3680187 |
| FOLEY, KEVIN MICHAEL | I | PRESIDENT & CEO | 02/2005 | NA | Y | N | 1758030 |
| MCALLISTER, BERNICE DORA | I | CHIEF COMPLIANCE OFFICER | 04/2016 | NA | Y | N | 2417490 |
| MERKEL, STEPHEN MARCUS | I | EXECUTIVE MANAGING DIRECTOR, GENERAL COUNSEL & SECRETARY | 04/2006 | NA | Y | N | 2366318 |